Exhibit 99.1

May 27, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Form 6-K for the event that occurred on May 27, 2022, to be filed by our former client, China Jo-Jo Drugstores, Inc. We agree with the statements made in response to General Instruction B related to changes in registrant’s certifying accountants insofar as they relate to our Firm.

Very truly yours,

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

May 27, 2022